12/7

06019258

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inversiones Aguas Metropolitanas S.A.

*CURRENT ADDRESS Av. El Golf 40
Piso 13, Las Condes
Santiago Chile

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

FILE NO. 82- 35046 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐
DEF 14A (PROXY) ☐

OICF/BY: [signature]
DAT: 12/18/06

82-35046

AR/S
12-31-05

Consolidated Financial Statements

As of December 31, 2005 and 2004



Deloitte.

Report of Independent Accountants

To the Shareholders and Directors,
Inversiones Aguas Metropolitanas S.A. (fomerly Inversiones Aguas Metropolitanas Ltda.)

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income and of cash flows for the years then ended. These consolidated financial statements (including the notes thereto) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying management analysis and material information do not form an integral part of these financial statements, therefore this report does not cover these.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also involves assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and Subsidiaries as of December 31, 2005 and 2004 and the results of their operations and cash flows for the years then ended, in accordance with the accounting principles generally accepted in Chile.

January 30, 2006 , except Note 30 whose date is February 28, 2006

Amelia Hernández H.
Tax No.: 7.015.085-9

Consolidated Balance Sheets

As of December 31, 2005 and 2004

ASSETS	2005 ThCh$	2004 ThCh$
Current		
Cash and banks	416,130	129,589
Time deposits	400,832	37,593,369
Marketable securities	2,143,074	1,721,146
Trade accounts receivable (net)	37,129,423	31,530,871
Notes receivable (net)	980,804	1,385,248
Sundry debtors (net)	6,349,129	877,696
Notes and accounts receivable from related companies	21,927	21,602,338
Inventories (net)	932,671	1,380,802
Recoverable taxes	455,893	2,504,493
Prepaid expenses	470,136	320,222
Deferred taxes	785,165	673,370
Other current assets	22,176,742	3,381,769
Total current assets	72,261,926	103,100,913
Fixed assets		
Land	33,363,944	33,137,544
Buildings and infrastructure	963,370,439	949,534,119
Machinery and equipment	109,911,748	108,319,385
Other fixed assets	19,685,877	18,720,691
Revaluation of fixed assets	4,817,410	4,866,608
Accumulated depreciation	(539,719,053)	(518,689,521)
Total fixed assets	591,430,365	595,888,826
Other assets		
Goodwill	353,682,856	379,154,573
Negative goodwill	(1,079)	(1,146)
Long-term debtors	8,385,371	10,618,430
Intangible assets	42,532,489	41,485,615
Acumulated amortization	(6,421,306)	(5,366,387)
Other	9,658,649	10,465,694
Total other assets	407,836,980	436,356,779
Total assets	1,071,529,271	1,135,346,518

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of December 31, 2005 and 2004

LIABILITIES AND SHAREHOLDERS' EQUITY	2005 ThCh$	2004 ThCh$
Current		
Short term portion of borrowings from banks and financial institutions	20,246,232	-
Long term borrowings from banks and financial institutions short-term portion	6,473,654	607,046
Bonds payable short - term portion	105,500,251	34,363,650
Accounts payable	17,952,864	15,757,863
Notes payable	1,233,733	4,975,794
Sundry creditors	1,344,223	1,378,883
Notes and accounts payable to related companies	3,888,517	9,423,516
Accruals	15,654,179	15,369,761
Withholdings	6,692,001	5,811,738
Income tax	1,859,796	-
Unearned income	1,459,610	993,019
Other current liabilities	11,634	12,406
Total current liabilities	**182,316,694**	**88,693,676**
Long-term		
Borrowings from banks and financial institutions	62,166,667	70,758,588
Bonds payable	109,945,915	206,686,783
Notes payable	25,461,254	23,611,737
Sundry creditors	1,597,165	2,104,113
Accruals	7,872,690	6,493,272
Deferred taxes	2,811,573	3,412,212
Other long-term liabilities	792,813	1,188,686
Total long-term liabilities	**210,648,077**	**314,255,391**
MINORITY INTEREST	**186,432,298**	**191,713,246**
Shareholders' equity		
Paid in capital	485,871,812	491,227,671
Price level restatement	-	19,841,049
Retained earnings	285,884	18,492,790
Net income for the year	17,103,981	11,122,695
Interim dividends	(11,129,475)	-
Total shareholders' equity	**492,132,202**	**540,684,205**
Total liabilities and shareholders' equity	**1,071,529,271**	**1,135,346,518**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements.

Consolidated Statement of Income

As of December 31, 2005 and 2004

	2005 ThCh$	2004 ThCh$
Operating income		
Revenues from operations	215,106,141	195,432,581
Cost of operations	(86,269,872)	(82,613,937)
Operating margin	128,836,269	112,818,644
Administrative and selling expenses	(27,356,373)	(26,260,785)
Operating income	101,479,896	86,557,859
Non-operating (expense) income		
Financial income	5,538,410	4,897,795
Other non-operating income	5,868,885	7,189,630
Amortization of goodwill	(25,471,717)	(25,471,717)
Financial expenses	(17,743,066)	(17,173,184)
Other non-operating expenses	(558,670)	(660,848)
Price-level restatement	1,670,214	1,034,389
Foreing exchange differences	17,755	4,910
Non-operating income (expense)	(30,678,189)	(30,179,025)
Income before income taxes minoritary interest and amortization of negative goodwill and extraordinary items	70,801,707	56,378,834
Income taxes	(16,637,973)	(13,657,885)
Minority interest	(37,059,820)	(31,598,321)
Amortization of negative goodwill	67	67
Net income for the year	17,103,981	11,122,695

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

As of December 31, 2005 and 2004

	2005 ThCh$	2004 ThCh$
Net cash flow from operating activities		
Collection of trade accounts receivable	256,337,165	243,236,407
Financial income received	1,037,199	668,688
Other income received	3,275,003	5,245,851
Payments to suppliers and personnel	(92,446,328)	(97,236,042)
Interest paid	(13,876,764)	(13,211,316)
Income tax paid	(13,983,137)	(15,756,680)
Other expenses paid	(575,538)	(1,385,286)
V.A.T. and similar payments	(25,945,612)	(24,994,733)
Total net cash flow from operating activities	**113,821,988**	**96,566,889**
Net cash flow from financing activities		
Loans obtained	73,096,460	16,428,005
Bonds issued	28,869,483	-
Other financings	15,770,382	17,935,009
Payments of dividend	(40,426,181)	-
Capital reductions	(25,196,908)	-
Repayments of loan	(53,255,984)	(592,034)
Bonds repaid	(60,607,144)	(1,937,115)
Other financing disbursements	(57,166,563)	(31,673,256)
Total net cash flow from financing activities	**(118,916,455)**	**160,609**
Net cash flow from investment activities		
Proceeds from sales of fixed assets	1,684,297	1,971,946
Proceeds from sale of permanent investments	214	-
Proceeds from sale of other investments	(1)	-
Other investment income	(204)	-
Collection of other loans to related companies	54,778,289	6,235
Acquisition of fixed assets	(32,819,985)	(42,736,734)
Payment of capitalized interest	(684,729)	(436,921)
Others of loans to related companies	(32,928,000)	(22,024,890)
Other investment disbursements	(960,046)	(502,697)
Total net cash flow from investment activities	**(10,930,165)**	**(63,723,061)**
Total net cash flow for the year	(16,024,632)	33,004,437
Effect of inflation on cash and cash equivalents	(1,022,590)	(663,518)
Net change in cash and cash equivalents	(17,047,222)	32,340,919
Opening balance of cash and cash equivalents	41,061,526	8,720,607
Closing balance of cash and cash equivalents	**24,014,304**	**41,061,526**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

As of December 31, 2005 and 2004

Reconciliation of net cash flow from operating activities and net income for the year	2005 ThCh$	2004 ThCh$
Net income for the year	**17,103,981**	**11,122,695**
Result of asset sales	(1,584,524)	(841,478)
(Gain) on sale of fixed assets	(1,584,524)	(841,478)
Charges (credits) to income not representing cash flows		
Depreciation for the year	32,986,595	33,449,563
Amortization of intangible assets	1,054,831	1,042,710
Write offs and provisions	1,412,557	3,355,191
Amortization goodwill	25,471,717	25,471,717
Amortization negative goodwill	(67)	(67)
Net price-level restatements, net	(1,670,214)	(1,034,389)
Exchange differences, net foreing	(17,755)	(4,910)
Other credits to income not representing cash flows	(2,882,711)	(3,057,569)
Other charges to income not representing cash flows	2,652,163	1,741,631
Charges (credits) to income not representing cash flows	**59,007,116**	**60,963,877**
Changes in assets affecting cash flows - (increase) decrease		
Trade accounts receivable	(3,093,329)	1,378,159
Inventories	341,235	1,089,262
Other assets	(1,063,365)	992,569
Changes in assets affecting cash flows - (increase) decrease	**(3,815,459)**	**3,459,990**
Changes in liabilities affecting operating cash flows - increases (decreases)		
Accounts payable related to operating income	(4,682,666)	(7,251,142)
Interest payable	928,710	1,730,295
Income taxes payable	2,325,838	(2,673,178)
Other accounts payable related to the non-operating income (expense)	3,287,122	(3,210,287)
V.A.T. and similar payables (net)	4,192,050	1,667,796
Changes in liabilities affecting cash flows - increases (decreases)	**6,051,054**	**(9,736,516)**
Profit of the minority interest	37,059,820	31,598,321
Net cash flow from operating activities	**113,821,988**	**96,566,889**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements.

NOTE 1. REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402 respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

NOTE 2. ACCOUNTING PRINCIPLES APPLIED

a) Accounting period
These financial statements relate to the years between January 1 and December 31, 2005 and 2004 respectively.

b) Basis of preparation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.
In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c) Basis of Presentation
For comparison purposes, the financial statements as of December 31, 2004 and their respective notes have been price-level restated off the books by 3.6%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.
For comparison purposes, re-classifications were made to the financial statements of 2004.

d) Basis of Consolidation
The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Company and its subsidiaries. The transactions undertaken between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as minority interest.

Taxpaper Identity number	Company name	Interest percentage 2005 Direct %	2005 Indirect %	2005 Total %	2004 Total %
61.808.000-5	Aguas Andinas S.A.	51.2020	0.0000	51.2020	51.2020
96.974.880-0	Aguas Industriales del Norte S.A.	0.0000	0.0000	0.0000	60.0000
80.311.300-9	Aguas Cordillera S.A.	0.0000	99.9999	99.9999	99.9999
96.945.210-3	Ecoriles S.A.	0.0000	100.0000	100.0000	100.0000
96.828.120-8	Gestion y Servicios S.A.	0.0000	100.0000	100.0000	100.0000
96.568.220-1	Aguas Los Dominicos S.A.	0.0000	99.9497	99.9497	99.9497
96.967.550-1	Analisis Ambientales S.A.	0.0000	100.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi Ii S.A.	0.0000	100.0000	100.0000	100.0000
89.221.000-4	Aguas Manquehue S.A.	0.0000	100.0000	100.0000	100.0000
87.538.200-4	Hidraulica Manquehue Ltda.	0.0000	100.0000	100.0000	100.0000

e) Price-level restatements

The consolidated financial statements have been restated by 3.6% in 2005 and 2.5% in 2004 to reflect the effects of variations in the purchasing power of the local currency during each year, in accordance with accounting principles generally accepted in Chile. Income statement balances were also restated to express them at year-end values.

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2005 Ch$	2004 Ch$
United States Dollar	512.50	557.40
Unidad de Fomento	17,974.81	17,317.05
Euro	606.08	760.13

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the year.

h) Marketable securities

Marketable securities reflect the to investments in mutual funds units made by the companies. These are shown at their redemption value at the closing date of these financial statements.

i) Inventories

Materials are shown at their price-level restated cost which does not exceed their respective replacement costs at each year-end. There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

j) Estimate of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and its history of collectibility, as follows:

- For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% provision is made for customers with debts past-due for over 8 months.
- For the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., a provision of 20% of consumption debts converted into repayment plans is established for cases classified as "non-government subsidized". For cases classified as "government subsidized" customers, a provision of 40% is made. In the case of the subsidiaries, a provision of 20% of the agreed repayment is made.
- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% provision is made for customer debts more than 120 days past due.
- A 100% provision is made for past-due notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their appraisal values determined by independent consultants in accordance with a technical study made in 1977 and restated for inflation. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal performed in 1977, both restated.

The Company and subsidiaries record their fixed assets at restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Work in progress includes financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin N° 31 of the Chilean Institute of Accountants.

Furthemore direct remunerations, consultancy costs and other inherent and identifiable expenses are also included in the cost of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m) Leased assets

Leasing contracts classified as capital leases are recorded in accordance with Technical Bulletin N° 22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as the rest of the fixed assets.

The assets acquired in this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

n) Intangible assets

Water rights, easements and other rights are shown at their restated cost net of amortization, in accordance with Technical Bulletin N° 55 of the Chilean Institute of Accountants.

Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Hidráulica Manquehue Ltda. Negative goodwill and goodwill is amortized over a period of 20 years from the date of acquisition because it is estimated that the investment will be recovered over this period.

p) Operation transactions under resale agreements

The of securities under resale agreements are valued as fixed-rate investments and are shown in Other current Assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

This is the obligation for the placement of bonds issued by the companies on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the year-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

The costs of placing bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995 were charged to income in the respective years.

r) Income tax and deferred taxes

The Company and subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin N° 60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company and subsidiaries record the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment.

The Company and some of its subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

s) Derivative contracts

The Company has signed exchange hedging contracts with financial institutions. These have been defined as hedges for existing entries and contracted and assigned as instruments against exchange rate fluctuations. They are shown in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

t) Severance indemnities

For the subsidiaries Aguas Andinas S.A., in August 2002, and Aguas Cordillera S.A., in December 2002 and January 2003, new collective contracts came into force whose clause referring to severance indemnities stated that this will be paid as indicated in the Labor Code, while the amount accrued by the workers to those dates remained fixed and is adjusted quarterly in line with the Consumer Price Index. The contract for Aguas Andinas S.A. also established that workers who retire from the company, within 120 days of having reached the legal retirement age, will continue to accrue this benefit after August 2002, while for Aguas Cordillera S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit after December 2002 and January 2003 respectively.

The obligation of the subsidiaries for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 and January 2003 for Aguas Cordillera S.A., is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.8%.

There are also individual contracts which are shown at the present value according to their terms.

Advances granted to personnel against such funds in Aguas Andinas S.A. and Aguas Cordillera S.A., are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

u) Sales

The Company's sales relate to Technological Support and are shown on an accrual basis.

Sales of the water treatment subsidiaries is recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year period.

Consumption read but not billed at the year-end is also shown valued at the tariff charge for each invoicing group.

v) Computer software

The software was acquired as computer packages and is shown in Other fixed Assets, in accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development expense

Expenses incurred in studies and research and development which are not deemed viable projects, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding works.

x) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the Statement of Income.

NOTE 3. ACCOUNTING CHANGES

The following changes in accounting estimates were made during 2005:

The subsidiaries Aguas Andinas S.A. Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have collective labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they retire rather than being involuntarily dismissep.

To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on the accrued cost method for those who are covered by the collective contract and who they believe will remain employed until retirement age. The discount rate used for this calculation has been changed from 6.5% as of December 2004 to 4.8% as of December 2005, in accordance with study made by the subsidiaries.

The effect of this change on the results for 2005 amounts to a greater charge of ThCh$ 68,771.

For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., in view of the past experience of the trade debtors, it has been decided to modify the method for calculating non-payment, by reducing the past-due terms from 240 to 120 days.

The effect of this change on the results for 2005 amounts to a charge of ThCh$ 26,100.

There have been no other accounting changes that should be mentioned during the periods ended December 31, 2005.

NOTE 4. SHORT AND LONG-TERM DEBTORS

Trade accounts receivable relate to the billings of subsidiaries for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes an allowance for revenue accrued as of December 31, 2004 and 2005 of ThCh$13,527,331 and ThCh$ 12,466,977 respectively, corresponding to unbilled meter readings at the end of each year.

The debtors balance as of December 31, 2005 of the subsidiary Aguas Andinas S.A. is split into Residential 80.13%, Commercial 16.72%, Industrial and others 3.15%, compared to Residential 78.93%, Commercial 17.64%, Industrial and others 3.43% as of December 31, 2004.

For Aguas Cordillera S.A. the split is Residential 82.38%, Commercial 17.33%, Industrial and others 0.29%, compared to Residential 82.30%, Commercial 17.44%, Industrial and others 0.26% as of December 2004.

For Aguas Los Dominicos S.A., the split is Residential 87.42%, Commercial 12.54%, Industrial and others 0.04%, compared to Residential 89.27%, Commercial 10.69%, Industrial and others 0.04% in 2004.

For Aguas Manquehue S.A., the split is Residential 69.76%, Commercial 30.23%, Industrial and others 0.01%, compared to Residential 69.92%, Commercial 29.95%, Industrial and others 0.13% in 2004.

The subsidiaries have established allowances for doubtful accounts as follows:

a) An allowance for doubtful accounts has been made by the subsidiaries as explained in Note 2 j), amounting to ThCh$ 11,992,334 and ThCh$ 12,175,279 respectively as of December 31, 2005 and 2004. Of these allowances as of December 31, 2005 and 2004, ThCh$ 444,293 and ThCh$ 819,425 respectively were charged to income for the year. Of the allowance as of December 31, 2005 and 2004, debts of ThCh$ 12,117 and ThCh$ 7,469 respectively were written off.

b) Allowances for repayment agreements relate to agreements for the repayment of debts signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the agreement. This allowance is ThCh$ 2,346,833 and the charge to income as of December 31, 2005 was ThCh$ 530,833 (ThCh$ 1,881,376 as of December 31, 2004 and a charge to income for that year of ThCh$ 2,161,023).

Notes receivable is comprised mainly of promissory notes signed by customers as a result of agreements with property developers.
The balance of short-term sundry debtors relates mainly to funds reserved to prepay all the bonds series B, D and E that are in the possession of the bond-holding bank as stipulated in the prepayment clause and in accordance with the resolution of the board to proceed with the prepayment of all these bonds as from January 2, 2006. The long-term debtors correspond to agreements signed with property developers and advances against severance payments.
The principal component of long-term debtors relates to advances against severance indemnities, as indicated in Note 2 t) and trade accounts receivable net of corresponding provision.

	Current								
	Up to 90 days		90 days to 1 year		Sub total	Total current (net)		Long term	
Item	2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$		2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$
Trade accounts reecivable	36,292,656	31,383,100	2,644,030	2,044,399	38,936,686	37,129,423	31,530,871	798,331	1,895,812
Estimate of doubtful accounts	-	-	-	-	1,807,263	-	-	-	-
Notes receivable	535,933	916,048	630,190	601,664	1,166,123	980,804	1,385,248	170,102	189,659
Estimate of doubtful accounts	-	-	-	-	185,319	-	-	-	-
Sundry debtors	6,311,377	413,259	85,482	519,149	6,396,859	6,349,129	877,696	7,416,938	8,532,959
Estimate of doubtful accounts	-	-	-	-	47,730	-	-	-	-
Total long-term debtors	-	-	-	-	-	-	-	8,385,371	10,618,430

NOTE 5. BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

Notes and accounts receivable

The account receivable from Constructora ACSA Ltda. and Aguas de Levante S.A. relates to the sales of material at with a term of 30 days, with interest.
There is also an account receivable from Aguas Décima S.A. for laboratory services and sales of materials with a term of 30 days, with interest.
The receivables from Aguas Argentinas and Aguas de Saltillo relate to the reimbursement of expenses.
The account receivable from Degrémont S.A. Agencia en Chile corresponds to laboratory service contracts with a term of 30 days, with interest.
The accounts receivable and debts with Brisaguas S.A. correspond to the sale of materials with a payment term of 70 days and no interest.
The accounts receivable from Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. correspond to trade current accounts but are not subject to interest and are price-level restated as from January 1, 2005.

Notes and accounts payable

The contract for the construction of the La Farfana sewage treatment plant and its operation until July 2005 was awarded under a public tender to Degrémont S.A. Agency in Chile. This is a turnkey construction contract with a performance guarantee and the payments under this contract are expressed in Unidades de Fomento. The construction was concluded in September 2003 and the Company is charged for operating the plant from october 2003.
The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days with no interest.
The debt with Acsa Agbar Construcción S.A. relates to withholdings made from payments under a tube renewal contract.
The debt with Clavegueram de Barcelona S.A., shown in 2004, relates to the reimbursement of expenses.
The debt with Constructora Acsa Ltda. relates to the purchase of materials, with payments at 60 days and with no interest.

The debt with Brisaguas S.A. relates to collections paid under contract.
The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.
The debt with Suez Lyonnaise Des Eaux and Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for the provision of technological services since 2001, with a 5-year term, monthly invoicing and 63-day payment terms, without interest.

Notes and accounts receivable

Tax N°	Company	Short term 2005 ThCh$	Short term 2004 ThCh$	Long term 2005 ThCh$	Long term 2004 ThCh$
96.885.200-0	Ondeo Services Chile S.A.	-	10,777,779	-	-
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	-	10,777,779	-	-
77.030.800-3	Constructora Acsa Ltda.	637	659	-	-
00.000.001-9	Aguas Argentinas	-	14,582		
96.703.230-1	Aguas Décima S.A.	6,007	3,567	-	-
00.000.001-9	Aguas de Saltillo	-	6,095	-	-
59.066.560-6	Degrémont S.A. Agencia en Chile	12,709	20,882	-	-
96.864.190-5	Brisaguas S.A.	506	995		
59.094.680-K	Aguas de Levante S.A.	2,068	-	-	-
Total		**21,927**	**21,602,338**	**-**	**-**

Notes and accounts payable

Tax N°	Company	Short term 2005 ThCh$	Short term 2004 ThCh$	Long term 2005 ThCh$	Long term 2004 ThCh$
00.000.001-9	Sociedad Gral. Aguas de Barcelona S.A.	1,030,887	185,162	-	-
00.000.001-9	Suez Lyonnaise Des Eaux	462,631	740,648	-	-
59.066.560-6	Degrémont S.A. Agencia en Chile	1,736,195	8,248,264	-	-
59.094.680-K	Aguas de Levante S.A.	575,166	165,041	-	-
59.096.940-0	Acsa Agbar Construcción S.A.	65,100	67,444	-	-
77.030.800-3	Constructora Acsa Ltda.	-	1,400	-	-
96.864.190-5	Brisaguas S.A.	17,711	11,601	-	-
00.000.001-9	Clavegueram de Barcelona S.A.	-	3,956	-	-
96.847.530-4	Omnilogic Telecomunicaciones Chile S.A.	827	-	-	-
Total		**3,888,517**	**9,423,516**	**-**	**-**

Transactions

				2005		2004	
Company	Tax No.	Relationship	Transaction	Amount ThCh$	Effect on results (charge)/credit ThCh$	Amount ThCh$	Effect on results (charge)/credit ThCh$
Suez Lyonnaise Des Eaux	00.000.001-9	Indirect	Advice received	3,369,954	(3,369,954)	3,117,046	(3,117,046)
Soc. General Aguas de Barcelona S.A.	00.000.001-9	Indirect	Advice received	749,811	(749,811)	1,335,877	(1,335,877)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Loans granted	25,632,000	-	10,777,779	-
Ondeo Services Chile S.A.	96.885.200-0	Partner	Loans granted	6,368,000	-	10,777,779	-
Degremont S.A. Agencia en Chile	59.066.560-6	Related	Payment construction debt	5,545,847	-	11,951,462	-
Aguas de Levante S.A.	59.094.680-K	Related	Purchase of materials	1,951,487	(1,887,889)	1,059,530	(727,999)
Acsa Agbar Construcción S.A.	59.096.940-0	Related	Tube renewal contract	-	-	1,447,232	-
Constructora Acsa Ltda.	77.030.800-3	Related	Sale of materials	-	-	73,875	73,875
Degremont S.A. Agencia en Chile	59.066.560-6	Related	Plant operation	-	-	6,528,534	(6,528,534)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Repayment loans granted	36,440,730	-	-	-
Degremont Agencia en Chile S.A.	59.066.560-6	Related	Laboratory services	43,925	43,925	-	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	IAM capital reduction	19,671,270	-	-	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Partner	Dividends paid	31,680,636	-	-	-
Ondeo Servicios Chile S.A.	96.885.200-0	Partner	Repayment loans granted	16,948,959	-	-	-
Ondeo Servicios Chile S.A.	96.885.200-0	Partner	Capital reduction	4,887,120	-	-	-
Ondeo Servicios Chile S.A.	96.885.200-0	Partner	Dividends paid	7,870,720	-	-	-
Corfo	60.706.000-2	Related	Dividends paid	29,356,363	-	14,722,122	-

NOTE 6. DEFERRED TAXES AND INCOME TAX

As of December 31, 2005 and 2004, the detail of taxable income and other concepts is as follows:

	2005 ThCh$	2004 ThCh$
a) Taxable income	101,566,598	79,097,426
b) Balance of taxed earnings fund	78,492,700	97,911,057
c) 15% credit for shareholders	244,292	505,304
16% credit for shareholders	346,205	354,690
16.5% credit for shareholders	792,304	3,773,047
17% credit for shareholders	11,360,593	12,382,934
d) Tax Loss *	-	3,601

* The tax losses relate to the subsidiaries Hidráulica Manquehue Ltda. and Comercial ORBI II S.A.

The detail of the timing differences is as follows:

	2005				2004			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
Item	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Allowance for doubtful accounts	346,853	1,691,844	-	-	354,245	1,715,551	-	-
Unearned income	215,715	73,124	-	-	162,886	126,076	-	-
Provision for vacations	155,272	107,576	-	-	154,438	102,524	-	-
Leased assets	-	-	97,061	4,983	-	-	84,035	-
Depreciation fixed assets	-	300,121	-	4,666,012	-	-	-	4,255,424
Severance payments	83,754	17,110	-	-	39,452	-	-	-
Other events	2,491	90,499	10,645	-	-	104,006	-	-
Provision profit sharing	-	-	21	-	1,715	-	22	-
Investment expenses in related companies	-	-	13,386	261,308	-	-	13,386	284,409
Software	-	-	-	128,271	-	-	-	155,396
Bond placement discount	-	-	186,126	1,297,634	-	-	296,809	1,425,648
Tax losses	-	-	-	-	-	612	-	-
Litigation	11,840	659,208	-	-	4,749	164,397	-	-
Obsolescence fixed assets	-	9,977	-	-	-	10,336	-	-
Deferred charges	-	-	11,684	88,529	-	-	10,499	88,365

Item	2005				2004			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Water rights	-	37,209	-	-	-	37,209	-	-
AFR KWH	3,018	-	-	-	3,125	-	-	-
Allowance properties	36,366	-	-	-	37,677	-	-	-
Allowance repayment agreements	248,779	150,183	-	-	319,834	-	-	-
Complementary accounts-net of amortization	-	-	-	(498,313)	-	-	-	(536,931)
Provision for valuation	-	-	-	-	-	(612)	-	-
Total	1,104,088	3,136,851	318,923	5,948,424	1,078,121	2,260,099	404,751	5,672,311

Income tax

Item	2005 ThCh$	2004 ThCh$
Current tax charge (provision for tax)	(17,266,322)	(13,446,562)
Adjustment tax charge (previous year)	(56,761)	(202,160)
Effect in assets or liabilites of deferred taxes for the year	750,440	60,439
Effect of amortization of complementary accounts of deferred assets and liabilities	(38,618)	(38,618)
Effect in assets or liabilites for deferred taxes by changes in the provision for valuation	612	51
Other charges or credits to the account	(27,324)	(31,035)
Total	(16,637,973)	(13,657,885)

NOTE 7. OTHER CURRENT ASSETS

The detail of this item is as follows:

	2005 ThCh$	2004 ThCh$
Instruments of Central Bank of Chile (Note 8)	21,054,268	1,617,422
Bond placement discount	1,094,860	1,745,937
Guarantees of paving rights	3,891	-
New projects	23,567	-
Agreements receivable	-	8,067
Others	156	10,343
Total other current assets	**22,176,742**	**3,381,769**

NOTE 8. INFORMATION ON OPERATIONS INVOLVING COMMITMENTS TO PURCHASE, COMMITMENTS TO SELL, SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENT OF INSTRUMENTS OR MARKETABLE SECURITIES

Details of the agreements in Chilean pesos signed as of December 31, 2005 which correspond to fixed rate instruments with a resale agreements are as follows:

	Dates								
Code	Start	Maturity	Counterparty	Currency	Subscription value ThCh$	Rate	Final value ThCh$	Instrument	Market value ThCh$
CRV	30-12-05	05-01-06	Banco de Chile	Ch$	237,000	4.44% Annual	237,176	BCD	237,029
CRV	30-12-05	06-01-06	Banco de Chile	Ch$	500,000	4.44% Annual	500,432	PDBC	500,062
CRV	30-12-05	06-01-06	Banco de Chile	Ch$	173,160	4.44% Annual	173,309	PRBC	173,181
CRV	29-12-05	05-01-06	Banco Santander	Ch$	8,571,000	4.20% Annual	8,578,000	BCD	8,573,000
CRV	29-12-05	05-01-06	Banco BBVA	Ch$	10,000,000	4.20% Annual	10,008,167	PDBC	10,002,333
CRV	30-12-05	05-01-06	Banco de Chile	Ch$	938,200	4.44% Annual	938,894	PDBC	938,316
CRV	30-12-05	06-01-06	Banco Santander	Ch$	128,000	4.44% Annual	128,111	BCP	128,016
CRV	22-12-05	11-01-06	Banco de Chile	Ch$	350,793	4.44% Annual	351,658	BCD	351,182
CRV	22-12-05	11-01-06	Banco Santander	Ch$	150,986	4.32% Annual	151,348	BCD	151,149

NOTE 9. FIXED ASSETS

The composition of these is as follows:

Item	2005 ThCh$	2004 ThCh$
Land	**33,363,944**	**33,137,544**
Land	33,363,944	33,137,544
Buildings and infrastructure	**487,112,232**	**484,378,525**
Gross value	963,370,439	949,534,119
Accumulated depreciation	(476,258,207)	(465,155,594)
Machinery and equipment	**63,607,302**	**68,927,508**
Gross value	109,911,748	108,319,385
Accumulated depreciation	(46,304,446)	(39,391,877)
Other fixed assets	**2,975,960**	**5,124,415**
Gross value	19,685,877	18,720,691
Accumulated depreciation	(16,709,917)	(13,596,276)
Incremental value technical appraisal, net	**4,370,927**	**4,320,834**
Incremental value technical appraisal land	5,404,013	5,404,013
Incremental value distribution networks	1,463,393	1,515,741
Accumulated depreciation	(1,459,207)	(1,511,258)
Lower appraisal value technical main sewers	(364,726)	(364,727)
Accumulated depreciation	246,980	233,165
Lower appraisal value technical civil works	(1,248,825)	(1,249,041)
Accumulated depreciation	391,165	369,502
Lower appraisal value technical machinery and equipment	(436,445)	(439,378)
Accumulated depreciation	374,579	362,817
Total net fixed assets	**591,430,365**	**595,888,826**

Depreciation for the year

As of December 31, 2005 and 2004, the charge for depreciation of fixed assets to income is as follows:

	2005 ThCh$	2004 ThCh$
Depreciation in:		
Cost of sales	30,337,665	30,655,768
Administrative and selling expenses	2,648,930	2,793,795
Total	32,986,595	33,449,563

Aguas Andinas S.A. has seventy-five plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$ 1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$ 1 even though they are still in operation. Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law 70 of 1988 of the Ministry of Public Works and by the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 33.

In 1989 and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains a physical control over those assets but the calculations of the price-level restatement and depreciation of these assets do not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

Leasing

For Aguas Andinas S.A., assets under financial leases were acquired from GTD Telesat S.A. and shown in Other fixed assets, under an agreement for a 48-month term and an amount of ThCh$ 61,182.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and shown in Other fixed assets, under an agreement for a 48-month term and an amount of ThCh$ 15,930.

NOTE 10. GOODWILL AND NEGATIVE GOODWILL

As of December 31, 2005 and 2004, the balances of this account represent the differences between the acquisition value and the proportional equity value of the acquired company sat the time of purchase, as follows:

Goodwill

		2005		2004	
Tax N°	Company	Amortization for the year ThCh$	Balance goodwill ThCh$	Amortization for the year ThCh$	Balance goodwill ThCh$
61.808.000-5	Aguas Andinas S.A.	21,502,944	295,665,480	21,502,944	317,168,424
80.311.300-9	Aguas Cordillera S.A.	3,755,892	54,773,424	3,755,892	58,529,315
96.809.310-K	Comercial Orbi II S.A.	212,881	3,243,952	212,881	3,456,834
Total		25,471,717	353,682,856	25,471,717	379,154,573

Negative goodwill

		2005		2004	
Tax N°.	Company	Amortization for the year ThCh$	Balance negative goodwill ThCh$	Amortization for the year ThCh$	Balance negative goodwill ThCh$
87.538.200-4	Hidráulica Manquehue Ltda.	67	1,079	67	1,146
Total		67	1,079	67	1,146

NOTE 11. INTANGIBLE ASSETS

The balances as of December 31, 2005 and 2004 of the restated costs of intangible assets (Note 2 n) are:

Item	2005 ThCh$	2004 ThCh$
Water rights	20,300,320	19,316,472
Leased water rights (1)	528,745	528,745
Easements	14,959,022	14,895,996
Other rights (2)	6,744,402	6,744,402
Sub total	42,532,489	41,485,615
Accumulated amortization water rights	(3,397,219)	(2,900,504)
Accumulated amortization leased water rights (1)	(24,750)	(11,250)
Accumulated amortization easements	(2,409,202)	(2,035,611)
Accumulated amortization other rights (2)	(590,135)	(419,022)
Sub total	(6,421,306)	(5,366,387)
Total net intangible assets	36,111,183	36,119,228
Amortization for the year in cost of sales:		
Water rights	496,712	488,832
Leased water rights	13,500	13,462
Easements	373,592	387,345
Other rights	171,027	153,071
Total amortization	1,054,831	1,042,710

(1) The rights to the use of water acquired under the financial leasing contract signed on March 14, 2003 for a period of 48 months were registered as Intangible Assets.

(2) Relate to the purchase of gratuitous rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of water supplies from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

NOTE 12. OTHERS (ASSETS)

The detail of these is as follows

	2005 ThCh$	2004 ThCh$
Bond placement discount and issue costs (Note 23)	7,633,143	8,497,485
Advances on acquisitions fixed and intangible assets	827,434	-
Insurance premiums paid in advance	458,245	521,175
Return of reimbursable contributions KW/H	296,915	353,925
Others	442,912	1,093,109
Total	**9,658,649**	**10,465,694**

NOTE 13. SHORT-TERM PORTION OF BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

a) Short term

Tax N°	Bank	U.F. 2005 M$	U.F. 2004 M$	Non-indexed Ch$ 2005 M$	Non-indexed Ch$ 2004 M$	Total 2005 M$	Total 2004 M$
97.036.000-K	Banco Santander - Santiago	-	-	16,170	-	16,170	-
97.004.000-5	Banco de Chile	10,181,495	-	10,048,567	-	20,230,062	-
	Total	**10,181,495**	**-**	**10,064,737**	**-**	**20,246,232**	**-**
	Principal outstanding	10,155,727	-	10,000,000	-	20,155,727	-
	Average annual interest rate	0.95%		5.64%			

b) Long term, current portion

Tax N°	Bank	U.F. 2005 M$	U.F. 2004 M$	Non-indexed Ch$ 2005 M$	Non-indexed Ch$ 2004 M$	Total 2005 M$	Total 2004 M$
97.004.000-5	Banco de Chile	-	-	91,007	53,987	91,007	53,987
97.036.000-K	Banco Santander - Santiago	-	-	4,223,666	108,119	4,223,666	108,119
97.006.000-6	Banco Crédito Inversiones	207,425	414,046	1,951,556	30,894	2,158,981	444,940
	Total	**207,425**	**414,046**	**6,266,229**	**193,000**	**6,473,654**	**607,046**
	Principal outstanding	207,384	413,976	5,933,333	193,000	6,140,717	606,976
	Average annual interest rate	7.03%	4.08%	7.29%	4.17%	-	-

Percentage in local currency 100%

NOTE 14. LONG TERM BORROWINGS FROM BANKS AND FINANCIAL INSTITUTIONS

This heading covers bank loans classified as long term.

			Years to maturity						
Tax N°	Bank	Currency/ indexation unit	1 to 2 ThCh$	2 to 3 ThCh$	3 to 5 ThCh$	Over 10 ThCh$	Total long term at year end ThCh$	Annual interest rate Average	Total long term at year end ThCh$
97.006.000-6	Banco Crédito e Inversiones	U.F.							206,988
97.004.000-5	Banco de Chile	Non-indexed Ch$	1,900,000	1,900,000	3,800,000	1,900,000	9,500,000	7.26%	11,810,400
97.036.000-K	Banco Santander - Santiago	Non-indexed Ch$	4,080,000	4,080,000	12,240,000	-	20,400,000	7.30%	21,134,400
97.032.000-8	Banco BBVA	Non-indexed Ch$	8,066,667	8,066,667	16,133,333	-	32,266,667	7.40%	37,606,800
Totales			14,046,667	14,046,667	32,173,333	1,900,000	62,166,667	-	70,758,588
Percentage in local currency			100%						

NOTE 15. BONDS PAYABLE

This heading covers the amounts owing under bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. on the domestic market.

Aguas Andinas S.A.

This heading includes the balances due of bonds issued by the company in september 2001, December 2002, May 2003 and December 2005 on the domestic market.

In September 2001, two series of bonds were issued: Series A for U.F. 1.2 million fully repayable in September 2005 and Series B for U.F. 1.8 million for a 21-year term with repayments commencing in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F. 10 million. Of this amount, Series C bonds were issued with a nominal value of U.F. 4.2 million and Series D with a nominal value of U.F. 5.8 million. In December 2002, Series C bonds for U.F. 4.0 million were placed, with repayments starting in June 2005 and extending through to December 2010.

On May 7, 2003, the company placed Series D bonds on the domestic market and these were fully subscribed. This series has semi-annual repayments starting on June 1, 2005.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

The respective accrued interest is shown in short-term liabilities.

On December 9, 2005, the Superintendency of Securities and Insurance approved a new bond issue totaling U.F. 5.0 million, in order to finance the prepayment of the Series D bonds and refinance other obligations of Aguas Andinas S.A.

Aguas Cordillera S.A.

Included here are the balances outstanding of bonds issued by the company on the domestic market.

The short term shows all the debt outstanding corresponding to the Series B, C and E in accordance with the board resolution to proceed with the redemption of all the bonds Series B and E on January 2, 2006.

The respective interest accrued on these bonds as at the close of each year is shown in Bonds Payable in current liabilities.
The bond issues made by the subsidiaries carry no special collateral other than a general lien over the assets of the company.
The summary of these obligations at the end of each year is as follows:

Bonds

Inscription N° or identification of instrument	Series	Nominal amount placed outstanding ThCh$	Indexation unit	Interest rate %	Final maturity	Payment dates of Interest	Payment dates of Principal	Par value 2005 ThCh$	Par value 2004 ThCh$	Placement in Chile or abroad
Bonds - current portion										
266	BEMOS A1	-	U.F.	6.00%	01.09.2006	01.09.2005	01.09.2005	-	132,594	Chile
266	BEMOS A2	-	U.F.	6.00%	01.09.2006	01.09.2005	01.09.2005	-	291,705	Chile
266	BEMOS B1	-	U.F.	6.25%	01.09.2022	Semi-annual	2008 semi-annual	258,160	257,667	Chile
266	BEMOS B2	-	U.F.	6.25%	01.09.2022	Semi-annual	2008 semi-annual	405,680	404,905	Chile
305	BAGUA C1	166,667	U.F.	4.25%	01.12.2010	Semi-annual	2005 semi-annual	3,048,303	3,052,957	Chile
305	BAGUA C2	500,000	U.F.	4.25%	01.12.2010	Semi-annual	2005 semi-annual	9,144,902	9,158,868	Chile
305	BAGUA D1	1,655,173	U.F.	4.25%	01.06.2009	04.01.2006	04.01.2006	29,855,691	6,312,117	Chile
305	BAGUA D2	3,144,827	U.F.	4.25%	01.06.2009	Semi-annual	2005 semi-annual	56,725,798	11,993,035	Chile
141	SERIE A	-	U.F.	7.00%	01.10.2005	01.10.2005	01.10.2005	-	398,729	Chile
154	SERIE B	6,009	U.F.	7.00%	01.07.2006	02.01.2006	02.01.2006	111,719	107,919	Chile
163	SERIE C	21,415	U.F.	6.00%	01.01.2006	02.01.2006	02.01.2006	396,301	768,718	Chile
167	SERIE D	-	U.F.	6.00%	01.04.2007	01.10.2005	01.10.2005	-	865,490	Chile
187	SERIE E	285,000	U.F.	6.50%	01.01.2009	02.01.2006	02.01.2006	5,455,804	618,946	Chile
305	BAGUA E1	-	U.F.	4.00%	01.06.2012	Semi-annual	At maturity	97,893	-	Chile
Total current portion								105,500,251	34,363,650	
Bonds (long term)										
266	BEMOS A1	-	U.F.	6.00%	01.09.2006	Semi-annual	At maturity	-	6,727,674	Chile
266	BEMOS A2	-	U.F.	6.00%	01.09.2006	Semi-annual	At maturity	-	14,800,882	Chile
266	BEMOS B1	700,000	U.F.	6.25%	01.09.2022	Semi-annual	2008 semi-annual	12,582,367	12,558,325	Chile
266	BEMOS B2	1,100,000	U.F.	6.25%	01.09.2022	Semi-annual	2008 semi-annual	19,772,291	19,734,510	Chile
305	BAGUA C1	666,666	U.F.	4.25%	01.12.2010	Semi-annual	2005 semi-annual	11,983,200	14,950,384	Chile
305	BAGUA C2	2,000,000	U.F.	4.25%	01.12.2010	Semi-annual	2005 semi-annual	35,949,620	44,851,159	Chile
305	BAGUA D1	-	U.F.	4.25%	01.06.2009	Semi-annual	2005 semi-annual	-	29,694,568	Chile
305	BAGUA D2	-	U.F.	4.25%	01.06.2009	Semi-annual	2005 semi-annual	-	56,419,665	Chile
154	SERIE B	-	U.F.	7.00%	01.07.2006	02.01.2006	02.01.2006	-	107,796	Chile
163	SERIE C	-	U.F.	6.00%	01.01.2006	02.01.2006	02.01.2006	-	384,187	Chile
167	SERIE D	-	U.F.	6.00%	01.04.2007	01.10.2005	01.10.2005	-	1,344,612	Chile
187	SERIE E	-	U.F.	6.50%	01.01.2009	02.01.2006	02.01.2006	-	5,113,021	Chile
305	BAGUA E1	1,650,000	U.F.	4.00%	01.06.2012	Semi-annual	At maturity	29,658,437	-	Chile
Total long term								109,945,915	206,686,783	

NOTE 16. ACCRUALS AND WRITE-OFFS

The detail of accruals as of December 31, 2005 and 2004 is as follows:

	Current liabilities		Long-term liabilities	
	2005 ThCh$	2004 ThCh$	2005 ThCh$	2004 ThCh$
Services accrued	8,507,076	6,571,899	-	-
Bonus (1) and profit sharing	3,047,303	3,135,593	-	-
Severance payments (Note 17)	1,121,012	2,699,832	7,823,326	6,437,203
Accrued vacations	1,546,166	1,509,560	-	-
Litigation pending	947,338	1,009,529	-	-
Other personnel benefits	62,968	28,521	-	-
Disposal of assets	213,922	221,623	-	-
Projects rejected	162,377	168,223	-	-
Others	46,017	24,981	49,364	56,069
Total	15,654,179	15,369,761	7,872,690	6,493,272

(1) In the subsidiary Aguas Andinas S.A., these are shown net of advances made during the years ended December 30, 2005 and 2004 for ThCh$ 224,693 and ThCh$ 201,155 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term receivables).

NOTE 17. SEVERANCE INDEMNITIES

As of December 31, 2005 and 2004, the movement in the accruals for severance indemnities (including the short-term portion) is as follows:

	2005 ThCh$	2004 ThCh$
Opening balance	8,819,531	9,465,812
Increase of provision	1,609,529	275,753
Payments for the year	(1,840,164)	(864,690)
Price-level restatement	355,442	260,160
Total	8,944,338	9,137,035

The severance indemnities has been calculated in accordance with the explanation in Note 2 t).

The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, as of December 31, 2005 and 2004 amounts to ThCh$ 1,816,257 and ThCh$ 805,974 respectively.

NOTE 18. MINORITY INTEREST

The minority interest is as follows:

Name	Percentage of minority interest 2005 %	2004 %	Minority interest in equity 2005 ThCh$	2004 ThCh$	Minority interest in results 2005 ThCh$	2004 ThCh$
Aguas Andinas S.A.	48.79800	48.79800	186,428,823	191,709,749	(37,059,486)	(31,598,451)
Aguas Industriales del Norte S.A.	0.00000	40.00000	-	159	13	551
Aguas Los Dominicos S.A.	0.05038	0.05038	3,469	3,334	(346)	(420)
Aguas Cordillera S.A.	0.00001	0.00001	6	4	(1)	(1)
Total			186,432,298	191,713,246	(37,059,820)	(31,598,321)

NOTE 19. MOVEMENT IN EQUITY ACCOUNTS

In accordance with the deed modifying the distribution of profits dated June 14, 2005, the following was agreed upon:

Profits distribution
To distribute retained earnings of ThCh$ 28,586,355 in cash according to the propordonate shareholdings, and simultaneously to both partners (Ondeo Services Chile S.A and Inversiones Aguas del Gran Santiago S.A.).

In accordance with the deed modifying capital dated June 14, 2005, the following was agreed upon:

Increase in capital
Increase the capital of the Company by ThCh$ 19,151,583 by capitalizing the corresponding price-level restatement.

Reduction in capital
Reduce the Company's capital by ThCh$ 24,558,390, capital then remaining at ThCh$ 468,751,177. The amount of the reduction was distributed by their percentage holdings in cash simultaneously between the two partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

The board meeting held on August 29, 2005 agreed to the followings:
Distribute an interim dividend for ThCh$ 10,965,000 against the net income for 2005. This was paid simultaneously in cash, according to their percentage holdings and simultaneously, to both partners (Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A.).

During 2004, the Company was a limited partnership so the restatement of capital is shown on a separate line in Shareholders' equity. On August 19, 2005, the Company was inscribed as a corporation in the Securities Register of the Superintendency of Securities and Insurance, with the number 912, and is subject to the regulatory authority of that entity.

As established in clause 10 of the Corporations Law 18,046, the proportional amount of the restatement of capital has been added to Paid capital, this being divided at December 31, 2005 into 1,000,000,000 subscribed and paid shares.

The movement in shareholders' equity of the Company during 2005 and 2004 is as follows:

2005

	Paid capital ThCh$	Reserve restatement of capital ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Result for the year ThCh$
Opening balance	474,157,984	19,151,592	17,850,183	-	10,736,192
Distribution prior year's results	-	-	10,736,192	-	(10,736,192)
Final dividend previous year	-	-	(28,586,355)	-	-
Capitalization reserves and or earnings	19,151,592	(19,151,592)	-	-	-
Capital reduction	(24,558,390)	-	-	-	-
Restatement of capital	17,120,626	-	285,864	(164,475)	-
Interim dividends	-	-	-	(10,965,000)	-
Result for the year	-	-	-	-	17,103,981
Closing balance	485,871,812	-	285,884	(11,129,475)	17,103,981

2004

	Paid capital ThCh$	Reserve restatement of capital ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Result for the year ThCh$
Opening balance	474,157,984	7,119,651	8,032,626	-	9,382,187
Distribution prior year's results	-	-	9,382,187	-	(9,382,187)
Final dividend previous year	-	-	-	-	-
Restatement of capital	-	12,031,941	435,370	-	-
Result for the year	-	-	-	-	10,736,192
Closing balance	474,157,984	19,151,592	17,850,183	-	10,736,192
Restated balances	491,227,671	19,841,049	18,492,790	-	11,122,695

Number of shares

Series	N° of shares subscribed	N° of shares paid	N° of shares with voting rights
Only	1,000,000,000	1,000,000,000	1,000,000,000

Capital (amount - ThCh$)

Series	Subscribed capital ThCh$	Paid capital ThCh$
Only	485,871,812	485,871,812

NOTE 20. OTHER NON-OPERATING INCOME AND EXPENSES

The details of other non-operating income and expenses as of December 31, 2005 and 2004 is as follows:

	2005 ThCh$	2004 ThCh$
Otrher non-operating income		
Income from agreements and others (1)	867,232	2,760,750
Services to third parties (2)	1,555,013	2,006,570
Fines on suppliers and contractors (3)	1,133,154	634,735
Gain on fixed asset sales (4)	1,584,524	841,478
Services to customers	292,245	443,652
Property rentals	252,494	263,982
Insurance claim	8,380	58,800
Refund social security contributions	24,952	71,253
Recognition of expired obligations	19,602	-
Others	131,289	108,410
Total other income	**5,868,885**	**7,189,630**
Other non-operating expenses		
Donations	101,962	105,392
Projects discontinued	29,649	115,907
Asset shortages	164,285	143,445
Fines	956	6,167
Sales of materials	21,917	273,226
Obsolete materials	188,797	-
Preparation of projects	1,962	-
Others	49,142	16,711
Total other expenses	**558,670**	**660,848**

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obligated to add certain areas to their concession zones and to provide the public sanitation services in the indefinitely.

(2) Services for third parties relates to those services associated with the business, mainly engineering services.

(3) Includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction and operation contract.

(4) Includes income from the expropriation of land.

NOTE 21. PRICE-LEVEL RESTATEMENTS

The details of price-level restatement, calculated as stated in Note 2 e), are the following:

	Indexation unit	2005 ThCh$	2004 ThCh$
Assets (charges) / credits			
Inventories	C.P.I.	48,940	38,499
Fixed assets	C.P.I.	20,630,843	14,708,904
Goodwill	C.P.I.	13,175,119	9,868,832
Other monetary assets	C.P.I.	1,178,989	106,021
Intangible assets	C.P.I.	1,287,829	980,960
Other non-monetary assets	C.P.I.	515,354	795,782
Other monetary assets	U.F.	199,010	30,304
Accounts receivable related companies	C.P.I.	66	-
Other non-monetary assets	U.F.	92,946	47,828
Expense & cost accounts	C.P.I.	2,248,893	1,555,617
Total credits		39,377,989	28,132,747
Liabilities (charges) / credits			
Shareholders' equity	C.P.I.	(17,242,015)	(12,916,125)
Minority interest	C.P.I.	(5,272,889)	(3,885,259)
Bonds payable	U.F.	(7,801,226)	(5,486,180)
Notes payable	U.F.	(663,499)	(425,421)
Borrowings from banks	U.F.	(17,096)	(20,928)
Monetary liabilities	U.F.	(448,963)	(242,751)
Monetary liabilities	C.P.I.	(599,097)	(306,122)
Non-monetary liabilities	C.P.I.	(166,286)	(103,889)
Non-monetary liabilities	U.F.	(163.456)	(167,253)
Income accounts	C.P.I.	(5,333,248)	(3,544,430)
Total (charges)		(37,707,775)	(27,098,358)
Gain for price-level restatements		1,670,214	1,034,389

NOTE 22. EXCHANGE DIFFERENCES

The exchange differences during the years ended December 31, 2005 and 2004 were as follows:

	Currency	2005 ThCh$	2004 ThCh$
Assets (charges) / credits			
Cash and banks	Dollar	(5,082)	(1,047)
Cash and banks	Euros	232	6,717
Other assets	Dollar	(2,969)	(361)
Other assets	Euros	(316)	149
Inventories	Dollar	20,548	688
Inventories	Euros	1,984	(4,117)
Accounts receivable	Dollar	875	-
Total credits		**15,272**	**2,029**
Liabilities (charges) /credits			
Accounts payable	Dollar	1,968	3,917
Accounts payable	Euros	(2,974)	(2,139)
Sundry creditors	Dollar	-	(856)
Other liabilities	Dollar	337	1,169
Other liabilities	Euros	3,152	790
Total credits		**2,483**	**2,881**
Gain from exchange differences		**17,755**	**4,910**

NOTE 23. SHARE AND BOND ISSUE AND PLACEMENT COSTS

Bond issue and placement costs

During the months of September 2001, December 2002, May 2003 and December 2005, the Company issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Years for amortization	Gross capitalized costs 2005 ThCh$	2004 ThCh$
Series A	5	-	354,513
Series B	21	531,769	531,769
Series C	8	1,258,333	1,258,333
Series D	6	2,600,393	2,600,393
Series E	6.5	117,657	-
Total		**4,508,152**	**4,745,008**

The Series A bonds were prepaid during September 2005, so the balance of the capitalized costs at that date was charged to income for 2005.

NOTE 24. STATEMENT OF CASH FLOWS

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits, marketable securities and purchase/sale agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents are as follows:

	2005 ThCh$	2004 ThCh$
Cash and banks	416,130	129,589
Time deposits	400,832	37,593,369
Marketable securities (mutual funds)	2,143,074	1,721,146
Otrher current assets (Note 7) (Instruments of Central Bank of Chile)	21,054,268	1,617,422
Balance of cash & cash equivalents	**24,014,304**	**41,061,526**

Financing cash flow:

The financing cash flows generated in 2005 and 2004 under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, according to current legislation (Decree Law N° 70 of 1988).

The item Bonds payable shows the funds reserved for prepaying the whole of the Series B, D and E bonds which are in the possession of the bank holding the bonds in accordance with the bond prepayment clause and the board resolution to prepay all these bonds as from January 2, 2006.

The item Other financing disbursements shows the prepayments of promissory notes issued for reimbursable financing contributions at more than a 10 or more -year term.

The item Other financing disbursements shows dividend payments made by Aguas Andinas S.A. to its minority shareholders.

Investment activities committing future cash flows for the subsidiaries relate to construction works whose amounts as of December 31, 2005 and 2004 were ThCh$ 14,523,382 and ThCh$ 18,181,643 respectively.

NOTE 25. DERIVATIVE CONTRACTS

As of December 31, 2005, the Company has derivative contracts with financial institutions for hedging exchange rate risks according to the following details. These have been valued in accordance with the criteria described in Note 2 s).

		Contract description							Accounts affected			
						Entry or transaction covered			Asset /Liability		Effect on results	
Derivative	Kind of contract	Contract value	Maturity date	Specific item	Purchase / Sale position	Name	Amount ThCh$	Amount of entry covered ThCh$	Name	Amount ThCh$	Realized	Unrealized ThCh$
FR	CCPE	352,698	Ist Quarter 2006	Exchange rate	P	Notes & accts. payable to related cos.	350,008	344,003	Forward assets	344,003	-	6,005
FR	CCPE	281,332	Ist Quarter 2006	Exchange rate	P	Notes & accts. payable to related cos.	281,084	277,979	Forward assets	278,393	-	2,692

NOTE 26. CONTINGENCIES AND RESTRICTIONS

a) Direct guarantees

The subsidiaries have given performance bonds and guarantee policies to third parties for ThCh$ 13,717,089 and ThCh$ 10,542,333 as of December 31, 2005 and 2004 respectively, as shown in the table.

b) Lawsuits pending

The following are the principal lawsuits of the consolidated group companies:

Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. Judgment in the first instance ordered the Treasury to indemnify the plaintiff and the demand against Aguas Andinas S.A. was dismissed. The Treasury has appealed against this decision.

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$ 85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

Court: 4th Civil Court of Santiago; Case file: 2235-2001

A company sued Aguas Andinas S.A. alleging that it had occupied its property without authorization for the construction of the El Trebal Treatment Plant. Aguas Andinas S.A. alleges that it obtained the easements from third parties. The amount of the demand is not determined as no indemnity has been sought, only the return of the land. Judgment in favor of Aguas Andinas S.A. was given in the first instance, rejecting the suit and with costs. The plaintiff has appealed against this judgment.

Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$ 120,000. Judgment in the first instance rejected the suit. The plaintiff has appealed.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. has a 1% shareholding.

Final sentence was given on March 2, 2005 denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law N° 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a moderate possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

Court: 19th Civil Court of Santiago; Case file: 2632-2004
A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that such sale violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. The evidence stage is pending. According to information at hand, this suit will not be successful.

11th Civil Court of Santiago; Case N° 13.214-2004
Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of plaintiffs' properties.
Amount demanded: U.F. 492,604 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

18th Civil Court of Santiago; Case N° 322-2005
Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors.
Amount demanded: ThCh$ 3,890,000 plus indexation and interest.
It is believed that it is improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence. The proceedings have not yet begun.

Court: 1st Labor Court of Santiago; Case N° 5901-2005
Aguas Andinas S.A. was sued subsidiarially for damages as a result of an accident and the death of 4 workers.
Amount demanded: ThCh$ 2,400,000
State of the case: Discussion period.
Estimated outcome: Impossible to determine.

Case N° 4693-99, 11th Civil Court of Santiago. Demand for damages made by 79 inhabitants of the district of Lo Barnechea concerning supply problems on October and November 1996. The demand is for ThCh$ 728,626. The Appeals Court accepted the Company's appeal, alleging the delaying exception of ineptitude of the opposing libel. The plaintiffs reformulated the demand. Discussion period ending. There are good probabilities that the Company will win the case.

Case N° 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty by a former employee of the Company, which was declared as unjustified by the Supreme Court. Demand ThCh$ 140,000. State: sentence favorable to the Company. The plaintiff presented an appeal. It is probable that the court will confirm the judgment in the first instance.

Arbitration. Arbitration proceedings concerning the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. It is sought that the Company design and construct a device for supplying 30 liters per second at the foot of the La Dehesa Dam. Amount of approximately U.F. 30,000. State: demand recently notified.

Case N° 2829-2003, 7th Civil Court of Santiago. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 U.T.M. concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeded the 1,000 fecal coliforms limit for every hundred millimeters of discharge waters.

Case N° 1134-2004, 7th Civil Court of Santiago. Non-compliance with written orders and instruction of the Superintendency of Sanitation Services (SISS), by not sending on time information for the "sewage treatment coverage" and "drinking water production" process.

Case N° 1189-2004, 19th Civil Court of Santiago
Claim of fine for non-compliance of the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "drinking water production" process.
Resolution 426 of February 9, 2004 for 10 U.T.A. State: Sentence unfavorable; appeal made.
The subsidiaries are parties to other more minor lawsuits brought by and against them.
The management, together with their legal advisers, consider that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 16.

c) Bond issue covenants
The subsidiaries Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to representative the bond-holders' a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.
2.- Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.
3.- Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5.- Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1.- A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has credit facilities, a copy of its quarterly and audited annual unconsolidated and consolidated financial statements within a maximum of five days from the time they are sent to the Superintendency of Securities and Insurance.
4.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6.- Send a certificate issued by the general manager of the Company confirming compliance with the obligations assumed in the loan agreement.
7.- Prohibition on the payment of dividends if there is a case of past due payments or delays in the payment of some loan instalment, except for the obligatory minimum dividend.
8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.
9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Aguas Cordillera S.A. has the following covenants relating to its bond issues on the domestic market:

1.- Send to the bond-holders' representative a copy of any material information as required by the Superintendency of Securities and Insurance.
2.- Notify the bond-holders' representative of notifications of ordinary and extraordinary shareholders' meetings.
3.- Not to invest in instruments issued by related parties nor carry out with them any operations outside the normal course of business, on conditions that are more unfavorable to the issuer.
4.- Inform the bond-holders' representative about any reduction in its holdings in its subsidiaries of more than 5% of that capital and any other reduction that means a loss of control of the company.
5.- Maintain a debt ratio, defined as short and long-term liabilities to shareholders' equity, no greater than 1.5:1. In the case of the consolidated financial statements, the minority interest shall be considered as part of shareholders' equity. The debt ratio will be measured and calculated quarterly on the non-consolidated and consolidated financial statements, presented in the form and within the term required by the Superintendency of securities and Insurance.
6.- Maintain assets suitable for providing collateral, free of all liens, for at least 1.2 times the unsecured liabilities.
7.- Maintain insurance cover to reasonably protect its assets.
8.- Make provisions for the adverse contingencies which the management and/or the external auditors relieve should be reflected in the financial statements.
9.-Send to the bond-holders' representative a letter signed by the legal representative confirming compliance with the ratios stated.
10.-Use the funds as indicated in letter M of clause 6 of the bond issue indenture.
11.- Not to sell, assign or transfer operating assets that could significantly affect the productive capacity of the company, except for transfers to subsidiaries.

DIRECT GUARANTEES

Creditor	Debtor	Relation	Type of guarantee	Balance pending payment at year end 2005 ThCh$	2004 ThCh$
S.I.S.S.	Aguas Andinas S.A.	Subsidiary	Guarantee policy	7,848,688	7,101,424
Empresa de Ferrocarriles	Aguas Andinas S.A.	Subsidiary	Performance bond	2,373	2,368
Enersis S.A.	Aguas Andinas S.A.	Subsidiary	Performance bond	8,987	8,970
I. Municipalidad de Providencia	Aguas Andinas S.A.	Subsidiary	Performance bond	20,258	33,262
I. Municipalidad de Las Condes	Aguas Andinas S.A.	Subsidiary	Performance bond	1,000	1,036
I. Municipalidad de Santiago	Aguas Andinas S.A.	Subsidiary	Performance bond	16,709	16,676
I. Municipalidad de Peñaflor	Aguas Andinas S.A.	Subsidiary	Performance bond	-	60
Serviu Metropolitano	Aguas Andinas S.A.	Subsidiary	Performance bond	1,801,305	-
Dirección Regional de Vialidad	Aguas Andinas S.A.	Subsidiary	Performance bond	2,218	8,605
I. Municipalidad de Vitacura	Aguas Cordillera S.A.	Subsidiary	Performance bond	35,435	35,878
I. Municipalidad de Lo Barnechea	Aguas Cordillera S.A.	Subsidiary	Performance bond	6,429	4,485
Enersis S.A.	Aguas Cordillera S.A.	Subsidiary	Performance bond	1,063	1,076
S.I.S.S.	Aguas Cordillera S.A.	Subsidiary	Performance bond	1,656,367	852,433
S.I.S.S.	Aguas Cordillera S.A.	Subsidiary	Guarantee policy	643,658	637,342
S.I.S.S.	Aguas Los Dominicos S.A.	Subsidiary	Performance bond	253,497	252,988
Conama	Anam S.A.	Subsidiary	Performance bond	53.613	10,427
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Subsidiary	Performance bond	441,515	716,954
I. Municipalidad de Las Condes	Aguas Cordillera S.A.	Subsidiary	Performance bond	1,500	3,626
S.I.S.S.	Aguas Manquehue S.A.	Subsidiary	Performance bond	372,097	371,350
S.I.S.S.	Aguas Manquehue S.A.	Subsidiary	Guarantee policy	475,074	474,120
Serviu Metropolitano	Aguas Cordillera S.A.	Subsidiary	Performance bond	59,282	-
Dirección Obras Hidráulicas	Aguas Andinas S.A.	Subsidiary	Performance bond	6,778	5,180
Dirección Nacional de Obras	Aguas Andinas S.A.	Subsidiary	Performance bond	8,306	-
I. Municipalidad de Maipú	Aguas Andinas S.A.	Subsidiary	Performance bond	937	-
Polpaico S.A.	Anam S.A.	Subsidiary	Performance bond	-	1,243
Essat S.A.	Anam S.A.	Subsidiary	Performance bond	-	1,036
Esval S.A.	Anam S.A.	Subsidiary	Performance bond	-	1,794
Total				13,717,089	10,542,333

NOTE 27. GUARANTEES RECEIVED FROM THIRD PARTIES

As of December 31, 2005 and 2004, the Company has received documents in guarantee for ThCh$ 17,052,967 and ThCh$ 19,849,653 respectively, arising principally from works contracts with construction companies to guarantee full compliance with contracts. There are also other guarantees to ensure the compliance of service and materials supply contracts for prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as of December 31, 2005:

Aguas Andinas S.A. Contractor	Amount ThCh$	Maturity date
Navarrete y Díaz Cumsille Ing. Civ. S.A.	97,468	31/03/06
Jara Gumucio S.A.	100,000	10/02/06
Renta Equipos Leasing	100,138	11/07/06
Constructora Belfi-BCF Ltda.	107,849	28/02/07
Ingeniería y Construcción Vial y Vives Ltda.	116,393	30/06/06
Constructora CBA Ltda.	118,634	31/12/06
Ingeniería y Construcción Incolur Ltda.	120,000	15/03/06
Degrémont S.A. Banque Francaise du Cemme	120,000	15/03/06
Gtech Corporation Chile	122,229	27/10/06
Compañía Americana de Multiservicios S.A.	136,964	31/05/06
Compañía Americana de Multiservicios S.A.	179,748	03/05/07
Chilectra S.A.	179,748	01/08/06
Constructora Vespucio Norte S.A.	215,698	30/06/06
Constructora Norte Sur S.A.	216,219	30/08/06
ITT Sanitaire	224,541	30/10/07
ITT Sanitaire	224,541	28/02/06
Claro, Vicuña Valenzuela S.A.	233,424	15/02/07
Claro, Vicuña Valenzuela S.A.	254,053	30/06/06
KDM S.A.	269,622	10/01/07
Jara Gumucio S.A.	289,394	20/07/06
Compañía de Petróleo de Chile S.A.	302,243	22/03/06

Aguas Andinas S.A. Contractor	Amount ThCh$	Maturity date
Constructora Con-Pax S.A.	314,020	08/09/06
Sacyr Chile S.A.	321,012	23/01/06
Necso Entrecanales C. Chile S.A.	321,012	23/01/06
Cadagua S.A.	1,158,171	11/02/07
Degrémont S.A. Agencia en Chile	2,193,631	30/08/07
Total	8,036,752	

Aguas Cordillera S.A Contractor	Amount ThCh$	Maturity date
Icafal Ingeniería y Construcción S.A.	256,400	30/09/07
Socovesa Ingeniería y Construcción S.A.	140,000	27/02/06
Acsa Agbar Construcción Ltda.	107,723	25/05/06
Ingeniería y Constructora Oyarzún y Moreno Ltda.	85,067	17/07/06
Constructora Trébol Ltda.	71,677	28/02/07
Ingeniería y Construcción MST S.A.	58,333	30/04/07
Constructora Cosal S.A.	56,204	01/02/07
Inlac S.A.	54,068	15/02/07
Inmobiliaría Manquehue Oriente S.A.	51,336	03/04/06
Degremont Ltda.	48,351	09/01/07
Marcelino Carrasco Bahamondes y Cía.	44,937	03/05/07
Inlac S.A.	39,508	01/04/06
Captagua Ingeniería. S.A.	38,547	20/08/07
Sociedad Constructora Rupanco S.A.	33,770	31/07/07
Inmobiliaria y Constructora Nueva Pacífico Sur Ltda.	32,716	17/08/07
Captagua Ingeniería. S.A.	31,770	26/03/07
Empresa Constructora Modelo S.A.	29,045	30/09/06
Inmobiliaria y Construcción Nueva Pacífico Sur Ltda.	26,962	01/09/06
Adolfo Yudin Royo	24,964	20/07/07
Ernst Welzel Tautz	24,911	01/06/06
Jara Gumucio S.A.	22,214	30/05/07
Constructora y Comercial el Alba S.A.	21,031	30/01/07
Total	1,299,534	

Agua Los Dominicos S.A. Contractor	Amount ThCh$	Maturity date
Ingeniería Consultores Asociados Ltda.	327	02/05/06
Servicios y Asesorías Profesionales S. A.	3,000	30/06/08
D y T Ingeniería Ltda.	576	15/05/06
Total	3,903	

Aguas Manquehue S.A. Contractor	Amount ThCh$	Maturity date
Inmobiliaria y Constructora Nueva Pacífico Sur Ltda.	12,490	23/01/06
Ingeniería y Constructora Eugenio Díaz	64,300	25/01/06
Dalco Ingeniería Ltda.	18,235	04/04/06
Inmobiliaria y Constructora Nueva Pacífico Sur Ltda.	6,091	19/04/06
Dalco Ingeniería Ltda.	21,150	02/01/07
Ingeniería y Constructora Eugenio Díaz	27,552	25/03/07
Empresa Constructora Olbertz Ltda.	24,524	10/07/07
Total	174,342	

Ecoriles S.A. Contractor	Amount ThCh$	Maturity date
Sodexho Chile S.A.	1,200	22/07/06
TOTAL	1,200	

Anam S.A. Contractor	Amount ThCh$	Maturity date
Perkin Elmer Chile Ltda.	12,838	29/05/06
Total	12,838	

Gestión y Servicios S.A.

As of December 31, 2005 and 2004, the Society have not receive guarantees received from third parties.

NOTE 28. LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currency as of December 31, 2005 and 2004.

Assets

Heading	Currency	Amount 2005 ThCh$	Amount 2004 ThCh$
Current assets			
Cash and banks	Non-indexed Ch$	407,731	119,459
Cash and banks	Dollar	8,399	10,130
Marketable securities	Non-indexed Ch$	1,756,285	1,350,223
Trade accounts receivable	Non-indexed Ch$	37,129,423	31,530,871
Notes receivable	Non-indexed Ch$	324,652	743,927
Notes receivable	Indexed Ch$	656,152	641,321
Sundry debtors	Indexed Ch$	74,022	70,937
Notes receivable related cos.	Non-indexed Ch$	21,927	21,602,338
Inventories	Indexed Ch$	932,671	1,380,802
Recoverable taxes	Indexed Ch$	455,893	2,504,493
Sundry debtors	Euros	1,291	2,299
Prepaid expenses	Indexed Ch$	464,489	320,222
Deferred taxes	Indexed Ch$	785,165	673,370
Other current assets	Non-indexed Ch$	21,081,882	1,635,832
Other current assets	Indexed Ch$	1,094,860	1,745,937
Sundry debtors	Dollar	1,174	2,118
Sundry debtors	Non-indexed Ch$	6,272,642	802,342
Time deposits	Non-indexed Ch$	400,832	37,593,369
Marketable securities	Euros	386,789	370,923
Prepaid expenses	Non-indexed Ch$	5,647	-
Fixed assets			
Fixed assets	Indexed Ch$	591,430,365	595,888,826
Other assets			
Goodwill	Indexed Ch$	353,682,856	378,154,573
Negative goodwill	Indexed Ch$	(1,079)	(1,146)
Long-term debtors	Non-indexed Ch$	1,041,026	2,159,110
Long-term debtors	Indexed Ch$	7,344,345	8,459,320
Intangible assets (net)	Indexed Ch$	36,111,183	36,119,228
Others	Indexed Ch$	8,971,358	10,383,343
Others	Non-indexed Ch$	687,291	82,351
Total assets			
	Non-indexed Ch$	69,129,338	97,619,822
	Dollar	9,573	12,248
	Indexed Ch$	1,002,002,280	1,037,341,226
	Euros	388,080	373,222

Current liabilities

Account	Currency	Up to 90 days				90 days to 1 year			
		2005		2004		2005		2004	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bonds payable - current portion	Indexed Ch$	93,517,041	4.39	2,158,065	5.59	11,983,210	4.25	32,205,585	4.79
Borrowings from banks current portion	Indexed Ch$	10,181,495	-	-	-	-	-	-	-
Accounts payable	Non-indexed Ch$	17,792,409	-	15,330,072	-	-	-	-	-
Accounts payable	Indexed Ch$	21,248	-	182,256	-	-	-	-	-
Accounts payable	Euros	7,430	-	60,334	-	-	-	-	-
Accounts payable	Dollar	131,777	-	185,201	-	-	-	-	-
Notes payable	Indexed Ch$	855,706	8.00	34,270	5.45	307,123	1.80	4,941,524	5.95
Sundry creditors	Non-indexed Ch$	65,590	-	74,286	-	57,693	-	79,076	-
Sundry creditors	Indexed Ch$	984,231	4.34	991,278	-	236,709	4.34	234,243	-
Provisions	Non-indexed Ch$	11,542,626	-	15,347,690	-	4,040,070	-	-	-
Withholdings	Non-indexed Ch$	6,692,001	-	5,811,738	-	-	-	-	-
Income tax	Non-indexed Ch$	999,254	-	-	-	860,542	-	-	-
Notes and accounts payable rel. cos.	Non-indexed Ch$	-	-	5,869,419	-	-	-	-	-
Unearned income	Indexed Ch$	810,455	-	372,827	-	238,965	-	238,925	-
Unearned income	Non-indexed Ch$	410,190	-	381,267	-	-	-	-	-
Provisions	Indexed Ch$	67,706	-	22,071	-	3,777	-	-	-
Borrowings from banks S/T portion	Non-indexed Ch$	-	-	607,046	4.17	6,266,229	7.29	-	-
Other liabilities	Non-indexed Ch$	11,634	-	12,406	-	-	-	-	-
Notes and accounts payable rel. cos.	Euros	1,493,518	-	929,915	-	-	-	-	-
Notes and accounts payable rel. cos.	Indexed Ch$	1,107,345	-	1,156,098	-	1,287,654	-	1,468,084	-
Notes payable	Non-indexed Ch$	12,661	-	-	-	58,243	-	-	-
Borrowings from banks S/T portion	Non-indexed Ch$	10,064,737	5.64	-	-	-	-	-	-
Borrowings from banks S/T portion	Indexed Ch$	-	-	-	-	207,425	7.03	-	-
Total current liabilities									
	Indexed Ch$	107,545,227		4,916,865		14,264,863		39,088,361	
	Non-indexed Ch$	47,591,102		43,433,924		11,282,777		79,076	
	Euros	1,500,948		990,249		-		-	
	Dollar	131,777		185,201		-		-	

Long-term liabilities 2005

Account	Currency	1 to 3 years Amount ThCh$	1 to 3 years Average interest rate %	3 to 5 years Amount ThCh$	3 to 5 years Average interest rate %	5 to 10 years Amount ThCh$	5 to 10 years Average interest rate %	Over 10 years Amount ThCh$	Over 10 years Average interest rate %
Borrowings from banks and financial instututions	Indexed Ch$	28,093,335	7,29	32,173,332	7.29	1,900,000	7.40	-	-
Bonds payable	Indexed Ch$	24,175,158	4.27	25,218,832	4.35	37,660,077	4.48	22,891,848	6.25
Notes payable	Indexed Ch$	473,509	6.92	423,037	7.45	12,046,581	5.79	12,518,127	3.91
Sundry creditors	Indexed Ch$	582,537	4.34	496,954	-	517.674	-	-	-
Accruals	Indexed Ch$	242,024	-	242,024	-	605,057	-	6,783,585	-
Deferred taxes	Indexed Ch$	758,539	-	424,219	-	1,060,547	-	568,268	-
Other long-term liabilities	Indexed Ch$	430,293	8.28	112,617	8.60	249,903	9.09	-	-
Total long-term liabilities									
	Indexed Ch$	54,755,395		59,091,015		54,039,839		42,761,828	

Long-term liabilities 2004

Account	Currency	1 to 3 years Amount ThCh$	1 to 3 years Average interest rate %	3 to 5 years Amount ThCh$	3 to 5 years Average interest rate %	5 to 10 years Amount ThCh$	5 to 10 years Average interest rate %	Over 10 years Amount ThCh$	Over 10 years Average interest rate %
Bonds payable	Indexed Ch$	86,934,178	4.83	76,193,943	4.31	18,557,714	4.96	25,000,948	6.25
Notes payable	Indexed Ch$	941,032	6.96	411,741	7.30	10,201,277	5.09	12,057,687	4.06
Sundry creditors	Indexed Ch$	764,872	-	600,992	-	738,249	-	-	-
Accruals	Indexed Ch$	219,663	-	219,663	-	549,162	-	5,504,784	-
Deferred taxes	Indexed Ch$	679,581	-	383,664	-	956,926	-	1,392,041	-
Other long-term liabilities	Indexed Ch$	692,639	6.92	192,770	6.96	303,277	6.58	-	-
Borrowings from banks and financial institutions	Indexed Ch$	20,906,268	4.17	29,104,693	4.17	20,747,627	4.18	-	-
Total long-term liabilities									
	Indexed Ch$	111,138,233	-	107,107,466	-	52,054,232	-	43,955,460	-

NOTE 29. SANCTIONS

Inversiones Aguas Metropolitanas S.A.

a) Superintendency of Securities and Insurance
Neither the Company or subsidiaries, nor their directors or executives, were sanctioned during the periods covered by the financial statements.

b) Other administrative authorities

Aguas Andinas S.A.
2005
i) The Superintendency of Sanitation Services applied the following fine:
By Resolution SISS 2807-2005, it applied a fine of 25 U.T.A., paid on December 30, 2005, for the non-compliance with number 6 of Chapter VII of the Invoicing Manual.
By its Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter N° 1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "U.T.A." ("Annual Tax Units" - an official monetary unit). State of the case: awaiting judgment. Estimated result: it is intended to obtain a reduction in the fine.

ii) The COREMA RM (regional environmental authority) applies a fine of 300 U.T.M. (monthly tax units) by its Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment plant. 10% of the fine was paid to initiate an appeal in the courts. The summary judgment of the fine appeal was made before the 27th Civil Court of Santiago, case N° 6857-2005, which is at the evidence stage.

2004
i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file N° 1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (U.T.A).
The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (U.T.A.).
By SISS Resolution 2796, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memoranda N° 1207 and 1456. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11263-2004). The amount of the sanction is 100 Annual Taxation Units (U.T.A.). Judgment has been given and the SISS has withdrawn the fine.
By SISS Resolution 2858, the Company was fined for not complying with written orders and instructions issued by the SISS under Official Memorandum 2774 and included in the development plan for Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago (Case file: 11711-2004). The case is in the sentencing period. The amount of the sanction is 51 Annual Taxation Units (U.T.A.).

On October 20, 2004, the SISS instructed Aguas Andinas S.A. to suspend customer billings for sewage treatment at the La Farfana Plant due to an alleged breach of compliance with the Environmental Rating Resolution for that plant and in accordance with SISS Ordinance 690/04 on the handling of sludge. The impact of this suspension covered the period between October 20 and November 20, which resulted in a loss of revenues amounting to approximately Ch$2,325 million.

ii) SESMA applied the following fines:
By its Resolution 5180 of December 15, 2003, a fine of 1,000 U.T.M. (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case N° 2999-2004). State of the case: awaiting start of evidence stage.
By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (U.T.M.) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Case N° 4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (U.T.M.) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case N° 6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.
By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.
This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N° 1195-2004). Current status: Unfavorable sentence; appealed against.
The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the development plan.
This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N° 11,129). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.
On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N° 2829-2003). The appeal was granted against the sentence that rejected the demand.
By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.
This fine is being appealed against by the Company before the 7th Civil Court of Santiago (Case File N° 1134-2004). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N° 1189-2004). Current status: Unfavorable sentence; appealed against.

During the years covered by these financial statements, no other sanctions have been applied to the Company, its directors or executives.

NOTE 30. SUBSEQUENT EVENTS.

On December 9, 2005, the subsidiary Aguas Andinas S.A. inscribed with the Superintendency of Securities and Insurance (Ord. N° 12,877) a new bond issue under the line inscribed with the Superintendency under the N° 305 on October 10, 2002.

This bond issue corresponds to the Series F for U.F. 5,000,000, with a nominal interest rate of 4.15% and a term of 21 years. Equal repayments will be due from June 1, 2008 to December 1, 2026.

These bonds were placed on January 3 and 4, 2006, for a total amount of U.F. 5,000,000.

In Sessión of Directory date as of February 28, 2006, was agree cite to Board Ordinary of Shareholder for day at April 25 of 2006 to Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A.; for Aguas Andinas S.A. was fix fot day at April 26 of 2006 and for Inversiones Aguas Metropolitana S.A. was fix for day at April 27 of 2006.

The board meeting held on February 28, 2006 agreed to call the Ordinary Shareholders' Meeting of Inversiones Aguas Metropolitana S.A. for April 27, 2006, to cancel the calling of an Extraordinary Shareholders' Meeting for March 18, 2006, reported to the Superintendency on December 14, 2005, and to call an Extraordinary Shareholders' Meeting for April 27, 2006, in order to submit to the meeting the board's proposal to reduce the capital of the Company.

At the date of issue of these financial statements, the management of the Company and its subsidiaries are unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries as of December 31, 2005.

NOTE 31. ENVIRONMENT

The Parent company has made no disbursements in environmental projects in the years ended December 31, 2005 and 2004.

Subsidiaries

The principal investments made by the subsidiaries for improving the environment during 2005 and 2004 have been the construction of the sewage treatment plants detailed below:

Name of works	2005 ThCh$	2004 ThCh$
La Farfana treatment plant	5,860,983	12,087,105
Talagante treatment pllant	5,358,736	2,376,293
Curacaví treatment plant	942,752	121,798
El Monte treatment plant	225,281	730,546
Esmeralda Melipilla treatment plant (improvement)	215,327	61,055
Cexas and Esmeralda treatment plants remote control	40,560	23,687
El Trebal treatment plant	38,608	44,951
Quality and Environmental Plan	22,255	-
Los Nogales treatment plant	22,159	2,655,352
Buin Maipo treatment plant	7,142	1,706
Repair of mixed sludge chambers	6,697	-
Treatment plants sludge management	3,509	147,711
Valdivia de Paine treatment plant	44	64,122
Prevention and neutralization of plant chlorine leakages	-	36,708
Total	**12,744,053**	**18,351,034**

NOTE 32. LONG TERM NOTES PAYABLE

Clause 14 of decree Law 70 published in the Official Gazette on March 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.
The debt for reimbursable contributions is shown in Long-term notes payable for ThCh$ 25,461,254 and ThCh$ 23,611,737 as of December 31, 2005 and 2004 respectively.

NOTE 33. TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the Metropolitan Regional Government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

As of December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$ 1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$ 1,601,098 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 531,862.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of December 2005. The average useful life of these assets is 406 months and their remaining average useful life as of December 2005 is 292 months.

INVERSIONES AGUAS METROPOLITANAS S.A.

The board meeting held on August 29, 2005 resolved:

a. To distribute an interim dividend of Ch$ 10,965,000,000 against the net income for 2005. The Company's dividend N° 1 will therefore amount to Ch$ 10.965 per share and be payable from September 27, 2005.
b. To call an extraordinary shareholders' meeting for September 23, 2005, to be held at 11 a.m. at the company's offices at Avenida El Golf N° 40, 13th floor, Las Condes, Santiago, in order to propose amendments to the bylaws in order to:
(i) Modify the Company's bylaws to set a quorum of at least two-thirds of the shares issued with voting rights in order to modify the corporate objects, proposing a new text for the Eighteenth Clause of the bylaws according to the draft presented by the chairmen.
(ii) Modify the Twenty-First Clause of the bylaws to establish the distribution of an additional dividend should the Company's cash position so permit.
c. During August, the whole Company shareholding in Ainor was sold. The 60% shareholding was sold to the related company Inversiones Aguas del Gran Santiago S.A. for ThCh$ 213.

The extraordinary shareholders' meeting of Inversiones Aguas Metropolitanas S.A., held on September 23, 2005, approved the modification of the Company's bylaws, as follows:

a. To establish a quorum of the absolute majority of the directors with voting rights, and provided also that this includes the consenting vote of the majority of the directors who are independent from the controller, to approve resolutions consisting of the granting of loans and credits by the Company to parties related to it, in accordance with the definition contained in clause 100 of Law 18,045 and those set out in the second paragraph of clause 44 of Law 18,046.
b. To establish a quorum of at least two-thirds of the shares with voting rights for the modification at an extraordinary shareholders' meeting of the corporate objects and the Eleventh and Twenty-First Clauses of the bylaws.
c. To distribute an additional dividend for at least 30% of the net distributable income for the year should the sum of the dividend or capital distributions in cash received by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the year that have to be made in accordance with applicable accounting principles, be an amount exceeding the 30% mentioned above, until completing the total amount of the distributable net income for the year; unless there is agreement to the contrary by two-thirds of the issued shares with voting rights at the ordinary shareholders' meeting.
d. Approval of the delegation of powers for the legalization and registration of the bylaw amendments agreed at the meeting.

On October 21, 2005, the Company informed the SVS that:

a. On that date, the board of the Company had been advised of a communication sent by the controlling shareholders Inversiones Aguas del Gran Santiago S.A., a subsidiary of the Spanish company Sociedad General de Aguas de Barcelona S.A., and Ondeo Services Chile S.A., a subsidiary of the French company Suez Environnement, informing the Company that they were to start, on October 26, 2005, a road show process in Chile and abroad in the context of their decision to make a secondary offering of common shares in the Company, to be carried out simultaneously in Chile, with a public share offering in accordance with the Securities Market Law 18,045, in the USA, as shares or American Depositary Shares, only to Qualified Institutional Investors as defined in Rule 144A of the U.S. Securities Act of 1933, and, outside the USA, also either in shares or American Depositary Shares, in accordance with Regulation S of the said Securities Act.
b. The controlling shareholders advised that the secondary offering in question would be for a total of up to 499,000,000 shares, representing 49.9% of the total shares issued by the Company.

c. The communication also advised that the placement agents for this offer in Chile would be Banchile Corredores de Bolsa S.A., Celfin Capital S.A., Corredores de Bolsa and Santander Investment S.A., Corredores de Bolsa, and the placement agents abroad would be Santander Central Hispano Investment Securities Inc. and UBS Investment Bank. The legal advisers to the offering shareholders in this transaction are Prieto y Cía., in Chile, and Simpson Thacher & Bartlett LLP, in the USA; and to the placement agents, Morales, Noguera, Valdivieso y Besa, in Chile, and Shearman & Sterling LLP, in the USA.

d. Lastly, the shareholders indicated have advised that they expect the secondary offering mentioned to be finalized by the end of november 2005.

e. In the context of this information, the board proceeded to select The Bank of New York to act as the depositary bank for the ADR program the Company will carry out in the context of the secondary share offering to be made by the controllers of the Company.

On November 15, 2005, the Company informed the SVS that:

On the previous day, an extraordinary shareholders' meeting was held of Inversiones Aguas Metropolitanas S.A. to pronounce on the actions taken by the Company and its management, and the acts and contracts that the Company should sign in the context of the secondary common share offering of the Company which is being made by the shareholders of the Company simultaneously in Chile, as a public securities offering under the Securities Market Law 18,045, in the USA, as shares or American Depositary Shares, only to Qualified Institutional Investors as defined in Rule 144A of the U.S. Securities Act of 1933, and, outside the USA, also either in shares or American Depositary Shares, in accordance with Regulation S of the said Securities Act (the Offer).

The Company, as issuer of the shares offered for sale and in consideration of the benefits that this placement will bring, has had to follow certain procedures and accept certain commitments and obligations that are normal and standard in the local and international markets by issuers in a secondary share offering. These procedures and commitments include:

(i) Collaboration in the preparation of an Offering Memorandum for the international tranche of the Offer and of a Commercial Prospectus for the local tranche of the Offer;

(ii) The appointment of a depositary bank in New York to act as the depositary in the ADR program to be carried out by the Company in the context of the Offer;

(iii) The signing of Deposit Agreements with the depositary bank in which the obligations and rights of both parties are set out for the ADR program;

(iv) The signing of a Purchase Agreement with the investment banks that act as Initial Purchasers of the shares that form part of the international tranche of the Offer, the selling shareholders and the Company, in which the Company has to make a series of declarations and guarantees in favor of the Initial Purchasers and assume certain obligations in their favor;

(v) The signing of a Placement Agreement by the investment banks acting as Placement Agents of the shares forming part of the local tranche of the Offer, the selling shareholders and the Company, in which the Company has to make a series of declarations and guarantees in favor of the Placement Agents and assume certain obligations in their favor.

In view of these considerations, the extraordinary shareholders' meeting approved the arrangements made to date by the Company and its management in collaboration with the success of the Offer and agreed to continue with such collaboration and approve the signing by the Company of the Deposit Agreement, the Purchase Agreement and the Placement Agreement on the terms and conditions mentioned above, and the other contracts and instruments necessary for the success of the Offer, granting powers for this purpose.

On November 17, 2005, the Company informed the SVS that:

With respect to the Company's secondary common share offering that the shareholders are carrying out in Chile and abroad, as informed to the SVS on October 21, the shareholders have advised that:

(i) The Offer has been concluded without having met the minimum price condition set for the auction of the shares planned for that day,
(ii) The auction would therefore not take place, and
(iii) The above has been duly communicated by the placement agents responsible for this process to the Santiago Stock Exchange for it to inform the market.

On November 18, 2005, the Company informed the SVS that:

With respect to the Company's secondary common share offering that the shareholders are carrying out in Chile and abroad (informed to the SVS on October 21), the SVS was informed yesterday that the Offer had concluded without having met the minimum price condition that the shareholders had set for the auction of shares planned for today and that the auction has therefore been cancelled. We have now been informed that the shareholders of the Company have reached an agreement with interested investors to carry out the secondary offer today, for which:

(i) At 5.15 p.m. today, an electronic auction will take place on the Santiago Stock Exchange of 100,000,000 shares of the Company, corresponding to 10% of the Company's share capital, at a minimum price of Ch$ 480 per share, and
(ii) The shareholders will sign a Purchase Agreement with UBS Securities LLC and Santander Investment Limited for the sale of American Depositary Shares representing a total of 334,000,000 shares of the Company, corresponding to 33.4% of the Company's share capital, plus an option for UBS Securities LLC to purchase an additional number of American Depositary Shares representing a total of 65,000,000 shares of the Company corresponding to 6.5% of the share capital of the Company, at the same price stated above, expressed in US dollars.

On November 23, 2005, the Company informed the SVS that:

Regarding the Company's secondary common share offering that our shareholders are carrying out in Chile and abroad, and continuing with the information contained in reports to the SVS dated November 17 and 18, we can confirm that today the transaction referred to has been legally finalized, and consequently:

(i) Ondeo Services Chile S.A. has ceased to be a shareholder of the Company;
(ii) Inversiones Aguas del Gran Santiago S.A. maintains a 56.6% shareholding in the Company, which holding could reduce to 50.1% should UBS Securities LLC exercise the whole of its purchase option set out in the respective share purchase agreement, for which it has a term until December 18, 2005;
(iii) The shareholders' agreement between Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. has been terminated as the latter is no longer a shareholder in the Company;
(iv) Inversiones Aguas del Gran Santiago S.A. therefore remains as the sole controller of Inversiones de Aguas Metropolitanas S.A., and thus of Aguas Andinas S.A.;
(v) Inversiones Aguas del Gran Santiago S.A. is controlled by Agbar Chile S.A., which in turn is controlled by Sociedad General de Aguas de Barcelona S.A. ("Agbar"). Agbar is a Spanish company whose largest shareholder is Hisusa, Holding de Infraestructuras y Servicios Urbanos, S.A. ("Hisusa"), with a holding of 47.197% of the share capital of Agbar; and
(vi) The shareholders of Hisusa are the French company Suez, S.A. (through a subsidiary), with 51%, and Caixa d'Estalvis i Pensions de Barcelona (through a subsidiary), with 49%. Suez, S.A. also, through a subsidiary, has a 1.449% shareholding in Agbar.

The board meeting held on december 14 agreed to call an extraordinary shareholders' meeting for March 8, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to proceed with the total renewal of the board in view of the recent secondary share offering process that meant the entry of new shareholders into the Company.

On December 20, 2005, the Company informed the SVS that:

Regarding the Company's secondary common share offering that our shareholders are carrying out in Chile and abroad, whose closing was duly informed on November 23, we advise that UBS Securities LLC has definitively not exercised its purchase option included in the respective purchase agreement for acquiring an additional number of shares in the Company and that the term for doing so has expired.
Following the transaction referred to therefore, our majority shareholder Inversiones Aguas del Gran Santiago S.A. remains with a 56.6% shareholding in the Company, the rest of the capital being held by minority shareholders

AGUAS ANDINAS S.A.

At a board meeting held on March 22, 2005, the resignation was noted of Roque Gistau Gistau as a director of the Company. The ordinary shareholders' meeting held on April 21 revoked the board of directors and elected for the full statutory period the following directors and alternate directors.

Directors
- Alfredo Noman Serrano
- Josep Bagué Prats
- Fernando Rayón Martin
- Alain Chaigneau
- Carlos Mladinic Alonso
- Daniel Albarrán Ruiz Clavijo
- Bernardo Espinosa Bancalari

Alternate directors
- Angel Simón Grimaldos
- José Vila Bassas
- Lluis María Puiggari Lalanza
- Jean Michel Desloges
- Jorge Bande Bruck
- Claudio Maggi Campos
- Roberto Hempel Holzapfel

- On July 14, 2005, Inversiones Aguas Metropolitanas Limitada, controlling shareholder in AGUAS ANDINAS S.A., the holder of 3.133.053.126 Series A shares issued by Aguas Andinas S.A., advised that its partners, Ondeo Services Chile S.A. and Inversiones Aguas del Gran Santiago S.A., had agreed to transform Inversiones Aguas Metropolitanas Limitada into a corporation governed by the regulations applicable to open corporations, preserving the joint control over it under a shareholders' agreement, following the transaction.
It was also advised that they agreed to request the inscription of the transformed company and its shares in the Securities Register of the SVS which, according to the correspondence, would prepare them for placing the shares on the market should conditions be suitable.
- On July 19, 2005, the board of the Company agreed to prepay all the bonds of Series A, sub-series A1 and A2, whose issue is inscribed in the Securities Register of the SVS with the number 266 on August 13, 2001, in accordance with clauses 104 d) and 130 of the Securities Market Law, and the clause 3, 13 of the bond issue indenture recorded in public deed dated June 19, 2001, before the Santiago notary Iván Torrealba Acevedo, modified by public deed dated August 2, 2001 before the Santiago notary Juan Ricardo San Martín Urrejola.
Accordingly, the prepayment was made on September 1, 2005. The bonds were redeemed at their nominal value plus accrued interest to the date of their redemption.
The board expressly authorized the chief executive officer, Felipe Larrain Aspillaga, to follow all the procedures required by law and the contract that are necessary for the redemption and prepayment of these bonds.

- On July 19, 2005, the board of the Company agreed to distribute Ch$ 21,416,378,060 as an interim dividend against the net income for 2005. The Company's dividend N° 41 amounts to Ch$ 3.5 per share and is payable from September 27, 2005.
- The board of the Company on August 30, 2005 agreed to the issue of two new series of bonds against the line of bonds issue contract registered with the SVS under N° 305 on October 10, 2002. Both series together will not exceed 5,200,000 Unidades de Fomento. The purpose of these new series of bonds will be the refinancing of the company's liabilities.
- On November 23, 2005, the company reported that: Regarding the secondary common share offering of its parent, Inversiones Aguas Metropolitanas S.A. (IAM) that its shareholders are carrying out in Chile and abroad, Aguas Andinas S.A. has been informed by IAM that today the transaction referred to has been legally finalized, and consequently:
  (i) Ondeo Services Chile S.A. has ceased to be a shareholder of IAM;
  (ii) Inversiones Aguas del Gran Santiago S.A. maintains a 56.6% shareholding in IAM, which holding could reduce to 50.1% should UBS Securities LLC exercise the whole of its purchase option set out in the respective share purchase agreement, for which it has a term until December 18, 2005;
  (iii) The shareholders' agreement between Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A. has been terminated as the latter is no longer a shareholder in IAM;
  (iv) Inversiones Aguas del Gran Santiago S.A. therefore remains as the sole controller of IAM, and thus of Aguas Andinas S.A.;
  (v) Inversiones Aguas del Gran Santiago S.A. is controlled by Agbar Chile S.A., which in turn is controlled by Sociedad General de Aguas de Barcelona S.A. ("Agbar"). Agbar is a Spanish company whose largest shareholder is Hisusa, Holding de Infraestructuras y Servicios Urbanos, S.A. ("Hisusa"), with a holding of 47.197% of the share capital of Agbar; and
  (vi) The shareholders of Hisusa are the French company Suez, S.A. (through a subsidiary), with 51%, and Caixa d'Estalvis i Pensions de Barcelona (through a subsidiary), with 49%. Suez, S.A. also, through a subsidiary, has a 1.449% shareholding in Agbar.
- The board meeting held on November 29, 2005 agreed the following.
  (i) To complement and modify the board resolutions of August 30, 2005 when the issue of the Series E y F bonds was authorized against the line of bonds registered with the SVS under N° 305 of October 10, 2002. Among other matters, it was agreed to extend the maturity date of the Series F to a maximum of 21 years and eliminate the limitation, with respect to the placement of the Series E and F bonds, that they should jointly not exceed 5,200,000 Unidades de Fomento.
  (ii) To proceed with the prepayment of all the Series D bonds as established in the respective issue indenture, delegating on certain persons the determination of the date on which this will be carried out.

AGUAS CORDILLERA S.A.

The ordinary shareholders' meeting of Aguas Cordillera S.A., held on April 21, 2005, renewed the directors, the following being elected:

- Felipe Larrain Aspillaga
- Joaquín Villarino Herrera
- Ignacio Escudero García
- Luis Manuel Rodríguez Cuevas
- Igor Garafulic Olivares

On July 19, 2005, the board of the Company unanimously agreed to prepay all the bonds Series B, D and E, in accordance with the provisions of clauses 104 d) and 130 of the Securities Market Law and the pertinent clauses of each indenture, whose issues are identified below:

1.- **Series B bonds:** By public deed dated October 30, 1991 before the notary Raúl Undurraga Laso, a bond issue indenture was signed for the Series B, sub-series B1, B2 and B3, modified by public deed dated March 21, 2002 before the notary José Musalem Saffie. The issue is inscribed in the Securities Register of the SVS with the number 154, dated February 7, 1992.

2.- **Series D bonds:** By public deed dated May 24, 1993 before the notary Raúl Undurraga Laso, a bond issue indenture was signed for the Series D, sub-series D1, D2 and D3, modified by public deed dated August 6, 1998 before the notary José Musalem Saffie. The issue is inscribed in the Securities Register of the SVS with the number 167, dated August 10, 1993.

3.- **Series E bonds:** By public deed dated May 18, 1995 before the notary Gonzalo de la Cuadra Fabres, a bond issue indenture was signed for the Series E, sub-series E1, E2 and E3, modified by public deed dated February 11, 1997 before the notary René Benavente Cash. The issue is inscribed in the Securities Register of the SVS with the number 187, dated August 11, 1995.

The prepayment of the Series B and E bonds will be made on January 1, 2006 and of the Series D bonds on October 1, 2005. The bonds will be prepaid at an amount equivalent to the principal outstanding plus accrued interest to the effective date of prepayment. The board expressly authorized the chief executive officer, Victor de la Barra, to follow all the procedures according to the law and the contract that are necessary for effecting the prepayment and redemption of the bonds mentioned.

AGUAS LOS DOMINICOS S.A.

On April 21, 2005, the ordinary shareholders' meeting resolved the following:
The renewal of the board of directors, the following being elected:

- Felipe Larrain Aspillaga
- Joaquín Villarino Herrera
- Camilo Larraín Sánchez
- Luis Manuel Rodríguez Cuevas
- Igor Garafulic Olivares

AGUAS MANQUEHUE S.A.

On April 21, 2005, the ordinary shareholders' meeting resolved the following:
The renewal of the board of directors, the following being elected:

- Felipe Larrain Aspillaga
- Joaquín Villarino Herrera
- Luis Manuel Rodríguez Cuevas
- Carlos Alberto Rabat Vilaplana
- Igor Garafulic Olivares

On July 19, 2005, and as resolved at the ordinary shareholders' meeting for 2005, the board of the Company set the date for the payment of the final dividend for September 26, 2005.

The Company and its subsidiaries have no other material information to report at the close of the financial statements at December 31, 2005.